UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-3A-2
Statement by Holding Company Claiming Exemption under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

Initial Exemption Statement

MGE Energy, Inc.
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information.

1. Name, state of organization, location, and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

MGE Energy, Inc. ("MGE Energy") was incorporated in Wisconsin on October 31, 2001. Presently, it is a wholly-owned subsidiary of Madison Gas and Electric Company ("MGE"). It has no assets, other than equity interests in two newly-formed entities, MGE Power, LLC and MGE Construct, LLC, and has no operations. On or about August 12, 2002, it is expected to become the parent holding company for MGE as a result of the consummation of an exchange of MGE Energy common stock for MGE common stock held by the existing shareholders of MGE. Following the share exchange, MGE will transfer by dividend all of the outstanding equity interests of Central Wisconsin Development Corporation, MAGAEL, LLC, and three inactive subsidiaries (Mid-America Technologies, Inc., North Central Technologies, Inc., and Wisconsin Resources Corporation) to MGE Energy. All of the business operations conducted by MGE and its subsidiaries immediately before the effective date of the share exchange will continue to be conducted by MGE and its subsidiaries immediately after the effective date of the share exchange.

Following the share exchange, MGE Energy will own, directly or indirectly, an interest in the following entities:

Madison Gas and Electric Company
MGE Energy will own 100% of MGE. MGE is a utility that generates and distributes electricity to approximately 128,000 customers in Dane County, Wisconsin (250 square miles) and purchases, transports, and distributes natural gas service to approximately 123,000 customers in seven Wisconsin counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe, and Vernon (1,375 square miles). MGE was organized as a Wisconsin corporation in 1896. Its principal offices are located at 133 South Blair Street, Madison, Wisconsin 53703.

Central Wisconsin Development Corporation
MGE Energy will own 100% of Central Wisconsin Development, a Wisconsin corporation headquartered in Madison, Wisconsin. Central Wisconsin Development assists new and expanding businesses throughout central Wisconsin by participating in planning, financing, property acquisition, joint ventures, and associated activities.

MAGAEL, LLC
MGE Energy will own 100% of MAGAEL, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MAGAEL holds title to property acquired by MGE for future utility plant expansion and non-utility property.

MGE Power, LLC
MGE Energy owns 100% of MGE Power, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Power was formed in 2002 for the purpose of owning real estate and new generating assets. It does not presently have any assets or operations.

MGE Construct, LLC
MGE Energy owns 100% of MGE Construct, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Construct was formed in 2002 for the purpose of providing construction services for building new generation assets. It does not presently have any assets or operations.

Mid-America Technologies, Inc., North Central Technologies, Inc., and Wisconsin Resources Corporation
MGE Energy will own 100% of each of the above inactive subsidiaries. Each entity is a Wisconsin corporation headquartered in Madison, Wisconsin.

ATC Management Inc. / American Transmission Company LLC
MGE owns approximately 6% of the non-voting stock and 20% of the voting stock of ATC Management Inc., a Wisconsin corporation located at N16W23217 Stone Ridge Drive, Waukesha, Wisconsin 53188. ATC Management is the corporate manager of the American Transmission Company LLC ("Transco") and, as such, has full, complete, and exclusive discretion to exercise management control over the business of the Transco. Transco is a Wisconsin corporation located at N16W23217 Stone Ridge Drive, Waukesha, Wisconsin 53188. MGE owns approximately a 6% interest in the Transco, which operates the electric transmission system in Wisconsin.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

MGE Energy will be a holding company and is not expected to own directly any facilities for the generation, transmission, or distribution of electric energy or for the production, transmission, or distribution of natural or manufactured gas.

MGE's major electric distribution lines and substations in service at December 31, 2001, are as follows:

	Miles
Distribution Lines	Overhead	Underground
69 kV	7	1
13.8 kV and under	994	819

Distribution	Substations	Installed Capacity (kVA)
69-13.8 kV	22	723,000
13.8-4 kV	32	325,000

On January 1, 2001, MGE transferred its electric transmission assets to Transco. In exchange for its transmission plant and related deferred taxes and deferred investment tax credits, MGE received approximately a 6% ownership interest in Transco. MGE expects to receive a return on its investment in Transco that is approximately equal to the return it would have earned by retaining its transmission facilities. A small portion of the 69-kilovolt (kV) lines and substations has been classified as distribution assets.

MGE's net generating capability in service at December 31, 2001, was as follows:

Plants	Location	Fuel	Net Capability (MW)	No. of Units
Steam plants:
Columbia	Portage, WI	Low-sulfur coal	232 (1,2)	2
Blount (Madison)	Madison, WI	Coal/gas	99	2
		Gas	39	2
		Coal/gas	22	1
		Gas/oil	35	4
Combustion turbines	Madison, WI Marinette, WI	Gas/oil	170	6
Portable generators	Madison, WI	Diesel	51	55
Wind turbines	Rosiere, WI	Wind	2	17
Total			650

1 - Base load generation
2 - MGE's 22% share of two, 527-MW units located near Portage, Wisconsin. The other owners are Alliant Energy Corp., which operates Columbia, and Wisconsin Public Service Corp.

MGE sold its 17.8% ownership interest in Kewaunee Nuclear Power Plant to Wisconsin Public Service in 2001.

MGE's gas facilities include 2,117 miles of distribution mains.

MGE supplied natural gas service to approximately 123,000 customers in the cities of Elroy, Madison, Middleton, Monona, Fitchburg, Lodi, Prairie du Chien, Verona, and Viroqua; 24 villages; and all or parts of 45 townships, all in Wisconsin.

MGE has physical interconnections with ANR Pipeline Co. (ANR) and Northern Natural Gas Co. (NNG). MGE's primary service territory, which includes Madison and the surrounding area, receives deliveries at one NNG and four ANR gate stations. Interconnections with two major pipelines provide competition in interstate pipeline service and a more reliable and economical supply mix, which includes gas from Canada and the United States mid-continent and Gulf/offshore regions.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

a. Number of kilowatt-hours (kWh) of electric energy sold (at retail or wholesale) and MCF of natural or manufactured gas distributed at retail.

By MGE:
Retail kWh: 2,936,540,000
Wholesale kWh: 69,544,000
Retail therms: 201,330,000

b. Number of kWh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

None.

c. Number of kWh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

By MGE:
kWh: 9,497,000
therms: 15,621,000

d. Number of kWh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

By MGE:
kWh: 222,297,000
therms: 201,632,000

4. The following information for the reporting period with respect to claimant and each interest it holds, directly or indirectly, in an EWG or a foreign utility company, stating monetary amounts in united states dollars:

a. Name, location, business address, and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None.

b. Name of each system company that holds an interest in such EWG or foreign utility company, and description of the interest held.

None.

c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None.

d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None.

e. Identify any service, sales, or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None.

EXHIBIT A

The following financial statements of MGE are submitted herewith:

- Consolidated Statements of Income for the year ended December 31, 2001.
- Consolidated Balance Sheets for the year ended December 31, 2001.

MGE Energy presently has no assets or liabilities. Pro forma consolidated financial statements of MGE Energy are not provided since its consolidated assets and liabilities immediately after the completion of the share exchange will be the same as the consolidated assets and liabilities of MGE and its subsidiaries immediately before the completion of the share exchange. Consolidated financial statements of MGE Energy and its subsidiaries will be filed as exhibits to supplements to this Statement by MGE Energy on or before March 1 of each year.

Madison Gas and Electric Company and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,	2001
(In thousands, except per-share amounts)
Operating Revenues
Electric	$203,178
Gas	130,533
Total Operating Revenues	333,711
Operating Expenses
Fuel for electric generation	40,299
Purchased power	18,310
Natural gas purchased	86,035
Other operations	79,758
Maintenance	14,279
Depreciation and amortization	35,659
Other general taxes	10,864
Income tax provision	13,836
Total Operating Expenses	299,040
Net Operating Income	34,671
Other Income and Deductions
AFUDC - equity funds	385
Equity in earnings in ATC	3,345
Income tax provision	(2,105)
Other, net	4,638
Total Other Income and Deductions	6,263
Income before interest expense and cumulative effect of a change in accounting principle	40,934
Interest Expense
Interest on long-term debt	12,781
Other interest	1,008
AFUDC - borrowed funds	(217)
Net Interest Expense	13,572
Net income before cumulative effect of a change in accounting principle	$ 27,362
Cumulative effect of a change in accounting principle, net of tax benefit of $78	(117)
Net Income	$ 27,245
Earnings Per Share of Common Stock (basic and diluted):
Income before cumulative effect of a change in accounting principle	$1.63
Cumulative effect of a change in accounting principle	(.01)
Net Income	$1.62
Average Shares Outstanding	16,819

CONSOLIDATED BALANCE SHEETS

(In thousands)
ASSETS
Utility Plant (at original cost, in service)
Electric	$506,810
Gas	207,868
Gross Plant in Service	714,678
Less accumulated provision for depreciation	(340,660)
Net Plant in Service	374,018
Construction work in progress	25,376
Nuclear decommissioning fund	1,855
Nuclear fuel, net	-
Total Utility Plant	401,249
Other Property and Investments	3,610
Investment in ATC	26,237
Total Other Property and Investments	29,847
Current Assets
Cash and cash equivalents	2,421
Accounts receivable, less reserves of $3,764 and $2,071, respectively	25,061
Unbilled revenue	16,486
Materials and supplies, at lower of average cost or market	7,810
Fossil fuel, at lower of average cost or market	4,266
Stored natural gas, at lower of average cost or market	16,607
Prepaid taxes	8,846
Other prepayments	1,727
Total Current Assets	83,224
Deferred Charges	27,131
Total Assets	$541,451

CAPITALIZATION AND LIABILITIES
Capitalization (see statement)	$373,892
Current Liabilities
Long-term debt due within one year	20,000
Short-term debt - commercial paper	9,500
Accounts payable	22,156
Accrued taxes	-
Accrued interest	3,110
Accrued payroll-related items	5,186
Other	1,827
Total Current Liabilities	61,779
Other Credits
Deferred income taxes	56,198
Investment tax credit - deferred	5,927
Regulatory liability - SFAS No. 109	16,235
Other regulatory liabilities	6,201
Other deferred liabilities	21,219
Total Other Credits	105,780
Commitments and Contingencies (see Footnote 8)
Total Capitalization and Liabilities	$541,451

EXHIBIT B

Financial Data Schedule
Fiscal Year End	12/31/2001
Period Year End	12/31/2001
Total Assets	$541,451,000
Total Operating Revenues	$203,178,000
Net Income	$27,245,000

EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Not applicable.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer as of this 9th day of August, 2002.

MGE Energy, Inc.

/s/ Jeffrey C. Newman
Vice President and Treasurer

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Jeffrey C. Newman
Vice President and Treasurer
MGE Energy, Inc.
Post Office Box 1231
Madison, Wisconsin 53701-1231